Filed by Georgia Gulf Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

The following is a transcript of the portion of the Credit Suisse Global Credit Products Conference in which Georgia Gulf Corporation participated on October 5, 2012.

Brian Chavarria:

Good morning, everybody.  Thank you for joining us.  I’m happy to introduce Paul Carrico, the CEO of Georgia Gulf.

Paul Carrico:

Thanks, Brian. And good morning, everyone. Appreciate you joining us this morning. I’d like to share a few comments today about Georgia Gulf and in particular the merger opportunity we have with the chemicals division of PPG. And in addition to that, cover some of the opportunities going forward for the combined entity.

Before I begin the discussion, if you’ll turn to slides two and three of the presentation, it contains the forward-looking statements and some additional information. My presentation today will contain forward-looking statements, in particular related to the merged company and the combined entity going forward. And the operating and financial performance of the new company in particular. These statements involve risk and uncertainty and may cause actual results to differ — or which may cause actual results to differ and Georgia Gulf is not under an obligation to provide subsequent updates to these forward-looking statements.

So with that behind us, if you’ll turn to slide four, it provides an overview of the transaction that we’re looking at going forward here. And one of the key attributes of this deal is it is a Reverse Morris Trust. PPG’s chemicals business will be split off from the company and the new entity will acquire 50.5%. PPG shareholders will have 50.5% of the stock of the merged company and the existing Georgia Gulf shareholders will have the remaining share of the 49.5%.

In terms of the structure, most of the group, the commodity chemicals group from PPG will come along with the new entity. Michael McGarry, who’s the current leader of that group, will stay with PPG.  However, he will be one of the three designated board members for the new company.

The transaction in terms of timing is expected to close later this year, early next year. It is subject to a shareholder vote from Georgia Gulf and there’s relevant tax authority rulings, regulatory approvals and other customary conditions that are required to get to that closing.

Taking a look at slide five, we’re really very excited about this transaction. It provides an opportunity for us to develop a foundation for the future, which will present many opportunities. It was the evolution of a strategy that we put together a number of years ago, a couple of years back, and basically we were focused on integrating in the chlor-alkali side of the equation. And it really accomplishes that in a significant way once we have completed the merger.

It also further extends the diversity of our businesses. We are somewhat diversified now in our PVC portfolio. This provides the same kind of opportunities on chlorine and caustic.

The combination of the two companies will create an industry leader in this area and presents significant opportunities for growth in the future with the foundation that we’ll have once the two are combined.

We’ll be a leading integrated chemicals and building products manufacturer with approximately $5 billion in sales, giving us ample opportunity to capitalize both on the natural gas play that you are certainly familiar with in terms of the North American gas cost, as well as what appears to be a move towards higher home building levels in North America.

The synergies that the combined entity can develop are synergies that independently we could not realize and could not achieve. Together we are able to focus on this area and really get some sizeable synergies going forward.

Importantly for us, the combined company has a very strong capital structure and cash flows. We have generated cash over the last couple of years as Georgia Gulf, but this puts us into another level in terms of the ability to generate cash with the new balance sheet. We expect to create shareholder value in various ways with that additional strength.

If you look at slide six, there’s really numerous benefits to this transaction, some of which I’ve alluded to already. In terms of the size, we’re in the range of a Fortune 500 company with the combined entity. And as I said, we’ll be focused on the vinyl, chlor-alkali and downstream businesses. It provides an integration into the use of natural gas, as that is a key cost associated with the chlor-alkali side of the equation and considering where we are in North America, presents a real opportunity going forward in that respect.

It provides the significant opportunities on synergies, which I mentioned before and I’ll deal with some more specifics on that in just a minute. In terms of the entity, once it’s merged or once the merger occurs, we’ll also be a very significant buyer of ethylene.  And, we think that the ethylene expansion, which is going on or is in the process of being developed in North America — it’ll give us a real good opportunity to participate in that expansion and realize some competitive value in that going forward, particularly as it relates to the entire global situation.

Looking at slide seven, it provides a spectrum of the integration associated with the group. The ECU and VCM and PVC chains are illustrated here. And as you can see, they’re very — the two groups are very complementary to each other. It fits together. They had a considerably higher focus on chlor-alkali. We had a considerably higher focus on VCM and PVC. So together it makes that integration work going forward and allows us to use that as a base to grow in future years.

It is particularly significant in that North America has evolved to one of the key areas for producing chlor-alkali as this natural gas advantage has developed and we think that will continue to be a leverage opportunity as that gas cost versus oil is advantageous in future years.

We’ll be the third largest chlor-alkali producer in North America once this is completed.  And, importantly, of the top four of those graphs, we are one of the two companies that are truly focused on the vinyl chain.

So moving on to slide eight, this gives you an overview of the consumption and the uses of caustic and chlorine. And you can see on the left side of the chart that the caustic molecule goes into a number of different uses.  It’s somewhat diverse and dependent upon a lot of different applications.

Alternately, when you look at the right hand side and the chlorine molecule, you see that there’s a pretty heavy focus on the vinyls chain. Again, that’s one of our strengths in past years and we’ll build on that as we go forward.

Importantly as I stated earlier, the chlor-alkali piece, which generates both the caustic and the chlorine as a part of the process, has that natural gas as the key cost factor associated with the production of those materials. So not only does that offer an opportunity domestically, but it also offers a significant opportunity in many other parts of the world as they continue to develop their uses of these products.

So taking a look at slide nine, this is the overview of the new company, if you will. It shows on the left side the chlorine downstream applications and you can see that we’re significantly into the VCM/PVC chains, which totally fills out what Georgia Gulf was short on in past years. Likewise, there are some derivatives — various materials — to include cal-hypo, HCL and specialty phosgenes.

And then finally, on the chlorine side of the molecule, that merchant segment there goes into a number of applications, the types of which were illustrated by the previous chart.

Relative to the PVC downstream side of the equation, this is something that developed significantly for us over the last several years in terms of a more diversified portfolio and something we find very attractive in that we have consumption of PVC for our internal compounds business and our building products business, which you can see represents about a third or a quarter of the total. And then the merchant market, which was very significant for Georgia Gulf several years ago, has now been considerably reduced in terms of the domestic side. And then export, Georgia Gulf was not really a significant exporter in past years when you look back two, three, four years ago. And we’ve built that up to where that’s about 20% of our portfolio now.

This gives us leverage to move to the different areas where it may be advantageous in particular times, particular years and really is a nice diversity in the overall portfolio. That same kind of diversity evolves to the chlorine side when you look at the types of things we can go into, chlorine and caustic within the future.

Taking a look at the synergy side of the equation, slide number 10 illustrates the synergies that we’ve outlined as targets and objectives. We had the opportunity to spend considerable time on these in terms of looking at the options as we did our diligence. And at this point we’ve identified $115 million worth of synergies. They’re divided into several buckets, which you can see based on the chart there, that these include procurements, operating rates, G&A reduction.

And ultimately what we’ve said is out of that $115 million we expect to get about a $60 million achievement of those synergies at the end of the first year. Total cost of these synergies are about in the range of $55 million. Relative to the opportunities, if you look at the various buckets, the procurement, some of the types of things that I’ve already talked about related to materials that we buy for — raw materials as well as we both consume hundreds of millions of dollars worth of other things that go into the operations of either our chemicals or our building products companies or our plants.

G&A reduction is basically a reduction of costs that were allocated over from the PPG corporate side and essentially all we’re saying here is that we don’t really need to duplicate all of those costs as we pick up those responsibilities.

And then finally, the operating rate changes that are available to us are really illustrated, at least partially, by the slide number 11. You see the geographic proximity of the existing Georgia Gulf operations and PPG’s largest chemical site in Louisiana.

We’ve been a supplier customer for many years and certainly have done a lot of good things together. However, with the merger, we have an opportunity to take advantage of different decisions and different objectives going forward. And as an example, the operating rates we would expect for particularly the slow times of the year, which might turn out to be the fourth and first quarters, should really be amped up from where we’ve operated in the past, mostly due to opportunities in other parts of the world. We expect these to be instituted, implemented, if you will, even in the first year and so those kind of things that we were limited on because of Georgia Gulf’s existing limited integration on particularly the VCM side, gives us a real chance to grow the business as we go forward. And, perhaps even increase our percentage of the export market, whereas at this point, we’re in that 20% range, which you saw on one of the previous charts, the industry has clearly operated at a much higher level:  30%, 35%, even 40% at times.

The slide 12 here shows where the manufacturing sites are for both entities, as well as the chemicals and building product split between the two groups. And key areas to note here are certainly most of the chemical assets will be on the Gulf Coast, which really puts us in a fine position to go to almost any part of the world. And we do that to a certain level today. But this provides other opportunities and export capabilities that we didn’t have.

Likewise, domestically you can see that the building product sites are distributed up on the eastern half of the US and some strategic locations on the western US — western Canada. And we really believe that these assets are in good position in particular to take advantage of home building as it continues to improve.

We expect that we are on a — I’ll call it a timeline of gradual improvement in home building. That’s what we hear from homebuilders.  That’s what we generally see in the marketplace as we talk to our customers. And that continued momentum should build some pace as we go forward in the next several years.

Included in the transaction, which is not illustrated here — well, I guess it is on the right hand side there, is a JV in Taiwan on chlor-alkali.

In terms of the building product side of the equation, we’ve rationalized many of the facilities in the last three to four years. We think they are in good position both to operate at higher rates and to take advantage of increased volumes that almost surely will come as home building picks up.

So, moving on, the next chart illustrates the various cost factors. Our costs incurred with the production of ECUs in different parts of the world and really points out the advantage associated with natural gas. On the left hand side, you can see the U.S. production cost being considerably below Europe, Asia and China. And this is all about the BTU cost of natural gas versus the BTU cost of oil or coal or some other energy type of source.

It is something that we in the chemical industry have not seen for a very long time and is certainly — all the years that the Middle East was the low-cost producer, we were somewhat envious of that position. Well, it turns out now that we’re over next to that cost curve as a continent and should really present some great opportunities, not only for us in the chlor-alkali, but the ethylene folks and chemicals in general in North America.

This advantage certainly is unlikely to last forever, but we think it has quite an extended run and in fact from our businesses we’re focused as equally as much on the, if not more on the domestic side as international. The international serves as an opportunity to have an operating rate for the industry, which was not achievable on a regular basis over the last 10, 15 years.

Taking a look at the operating rates, in particular related to PVC, we certainly suffered by the home building downturn and have had struggles over the last several years, although I’ll tell you that for the last year and a half or two years, the export side of the equation has made up the slack there. It would literally be very challenging if it were not for that condition in the current marketplace. It’s so much so that even though the domestic demand in terms of the PVC operating rates is pretty low.  You might call it 60% of the total capacity.  That remaining 25% or 30% that you’re trying to achieve is doable in the export market. And that’s what we look to — that’s what other folks look to — in this area to get to those higher operating rates.

The history of PVC is that operating rates are very important in margin generation and getting in the range of 90% is a positive and is a positive that usually results in some step change improvements margin wise. So you can see that the forecast of the various people out there looking at these rates and looking at the opportunities suggest that we’re in that 90% range next year and the following year, and going forward. It is also not a period where there’s massive announcements of PVC capacity addition, which would usually happen in these circumstances. So, it’s a situation that should offer some opportunities in ‘13, ‘14 and ‘15.

Moving on to the next slide, you see that the housing recovery that I mentioned before is a really big factor in the domestic consumption of PVC. It has, as I mentioned, also been made up by the export opportunity. And what you’ll see is that as housing recovers, PVC demand recovers domestically.  That will put tension on those prices between domestic and export and further supports the opportunity to improve margins going forward.

The existing performance of building products companies has been hampered significantly by home building downturn and it is really not a sustainable situation for both ourselves or them in terms of those returns. So that will come back — the only question is when. And that’s the magic question everybody is trying to understand on the home building.  But, it certainly appears that we’re off the bottom this year versus previous years that we’ve had the experience of the downturn.

So taking a look at the next slide, it illustrates the combined EBITDA for the entity and you see that it’s about $850 million target for mid-cycle EBITDA. This includes what we view as our current mid-cycle EBITDA for Georgia Gulf standalone. In addition what would be the mid-cycle for PPG’s chemicals business, as well as the expectations on the synergy side of the equation. So you put that all together, that $850 million puts us in a very nice position in particular, considering the balance sheet is still going to be in a range that we’re comfortable with as we complete the transaction, since a percentage of that of course is funded by the stock versus the — some debt.

When you look at the trough expectations, we’re pointing out a $550 million expectation on that. Again, you look at capital expenditures and interest costs and what we perceive as the on-going cash cost in the future.  Even if trough conditions — we’re in pretty good position in future years if we had a return. I guess our feeling is that it’s more likely we’re going to be on the upside as home building recovers and domestic demand comes back, but if we do somehow slip back to a lower level, we’re covered in terms of the way we structured the balance sheet and what we expect the two entities to be able to earn together.

It is a significant improvement in free cash flow from what we’ve experienced over the last years. We’re certainly proud of the fact that we’ve moved our company from a low point back a few years ago to where we’re generating free cash on an annual basis. But as you can see by this chart, this transaction steps it up into a new level and the LTM basis is illustrated on the chart and shows about a $550 million LTM free cash flow with the two combined entities.

In terms of leverage, we’ve frequently in the past pointed out that we’re targeting a leverage ratio in the range of what you see on the chart there. And the really interesting part about the transaction is it more or less keeps us at the same level. We’re not really highly leveraging the company in order to achieve this result. So you get the new entity not highly leveraged, you get free cash flow. It seems like a good combination for us as we move forward.

So, when you take a look then again at the last slide here — just illustrating the different advantages — it is from my point of view one of those unique opportunities in the history of chemicals, particularly in North America.  Much as the Middle East grew up to be a very significant chemicals and energy play, North America appears to be headed on that path. It is prime time, if you will, in terms of how things are developing there.

I’ve been in the — particularly on the chemical side — for a very long time in my career and I’ve never seen anything quite like this come together where both the assets and the leverage we have the ability to construct in the Gulf Coast and North America — and we have the ability to move things around the world.  So it is a very interesting play, not only for us, as I mentioned earlier, but for many players in the industry.

And we think that this particular transaction is at the right time and gives us a good opportunity to use it as the foundation and move forward in a very opportunistic way and grow from here. And in particular, it should really give us the chance to create further value for our shareholders, for our employees and for us to have the opportunity to grow in a reasonable way going forward.

So that concludes my comments this morning. Happy to take any questions if there are.

Unidentified Participant:

(Inaudible)

Paul Carrico:

So, just to repeat, the question was what was the expected timing for the transaction? The objective is certainly we’re interested in getting it as soon as possible, but it’s primarily likely to be hinged on the ruling of the IRS about the Reverse Morris Trust and we’re talking the government there, so we haven’t — we say end of this year, early next year, but it really is in the hands of the government to make that ruling. I think the rest of it will come together in some fashion prior to that, but we’ll just have to wait and see.

Unidentified Participant:

I think you talk about some of the housing improvement and things like that. Can you give me more specifics on just how you see that developing and again, some of the more feedback that you’re getting from your customers.

Paul Carrico:

Yes, so I’ll just repeat since I don’t think the microphone was there. The question is about housing and how that’s playing out this year. In terms of housing, it certainly was a good start to the year. First quarter everybody says the same thing here in the industry — it was a great start to the first quarter. It sort of came back down to earth in the second quarter and then third quarter, fourth quarter we appear to be settling into some reasonable rhythm where it’s improvement, not a major improvement, but an improvement.

I think the PVC numbers for the whole industry show about a 5% to 6% type of step change from this year to last year. And that’s kind of what it feels like on housing. When you listen to homebuilders though, you get a feeling it’s better than that.  So, I hope they’re all right and I hope that some of this, for us in particular, is a lag effect where they’re in the midst of ground breaking and setting up the neighborhoods and things like that.

But people certainly didn’t have a, I’ll say a real downturn negative view of the world in the middle of this year like they did last year when the European crisis was key and focused on by everybody. So we feel basically good that it’s moving in the right direction. It’s still a big question:  Is it ‘13, ‘14 or ‘15?  Either way, it’s generally up in our view.

Anything else? All right, thank you very much.